SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
September 1, 2004

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400
Los Angeles, California
(Address of principal executive offices)

90071
(Zip Code)

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5   **Corporate Governance and Management**

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On September 1, 2004, the Audit Committee of the Board of Directors of Maguire Properties, Inc. (the "Company") approved the appointment of Mr. Shant Koumriqian, Vice President, Finance as the Principal Accounting Officer of the Company, effective immediately. Mr. Koumriqian replaces Mr. Javier F. Bitar, Senior Vice President, Finance, as the Principal Accounting Officer of the Company. Mr. Bitar remains with the Company.

Mr. Koumriqian joined the Company on August 19, 2004 from Deloitte & Touche LLP, where he occupied the position of senior manager. His primary responsibilities were overseeing financial statement audits, reviews and other assurance services, including due diligence, comfort letters, debt and equity offerings and initial public offerings, serving larger public and private real estate clients. Prior to June 2002, he served as senior accountant, then manager with Andersen LLP, performing similar tasks. Deloitte & Touche LLP currently serves as tax specialists for the Company, but Mr. Koumriqian did not have any dealings with the Company in his capacity with Deloitte & Touche LLP. At Andersen LLP, Mr. Koumriqian served as manager on the Maguire Partners audit engagement, the predecessor to the Company.

Mr. Koumriqian is 32 years old, has an annual base salary of $180,000 with a signing bonus of $15,000 and a targeted annual bonus of 40%. He is also eligible for the Company's annual long-term incentive award plan under the Company compensation program.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/   Dallas E. Lucas
_____
             Dallas E. Lucas
             Executive Vice President and
             Chief Financial Officer

Dated: September 2, 2004